SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Griffon Corporation
(Name of Issuer)

Common Stock, par value $0.25 per share
(Title of Class of Securities)

398433102
(CUSIP Number)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
212-756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2008
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,594,108
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,594,108
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,594,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.67%
14	TYPE OF REPORTING PERSON* IA, CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 398433102	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON MULTISTRATEGY MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,111,130
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,111,130
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,111,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.72%
14	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 398433102	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 398433102	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON LEXINGTON MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 398433102	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON MAGNOLIA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,482,978
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,482,978
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,482,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 398433102	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEORGE E. HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,594,108
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,594,108
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,594,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.67%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 398433102	Page 8 of 13 Pages

The Schedule 13D filed on December 20, 2006 with respect to the shares of Common Stock, par value $0.25 per share (the "Shares"), of Griffon Corporation, a Delaware corporation (the "Issuer") by the Reporting Persons, as previously amended, is hereby amended as set forth herein by this Amendment No. 7.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands company ("CSO"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), Clinton Lexington Master Fund, L.P., a Cayman Islands exempted limited partnership ("CLEX") and George Hall (collectively, the "Reporting Persons")

(b) The principal business address of CGI and George Hall is 9 West 57th Street, 26th Floor, New York, New York 10019. The principal business address of CMSF, CSO, CMAG and CLEX is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CGI is investing for funds and accounts under its management. The principal business of CMSF, CSO, CMAG and CLEX is to invest in securities. George Hall is the Chief Investment Officer and President of CGI.

(d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) George Hall is a citizen of the United States of America.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, CMSF, CSO, CMAG and CLEX is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

CUSIP No. 398433102	Page 9 of 13 Pages

Funds for the purchase of the Shares reported herein were derived from available capital of CMSF and CMAG. A total of approximately $59.6 million was paid to acquire such Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the close of business on June 24, 2008, the Reporting Persons beneficially owned an aggregate of 2,594,108 Shares, constituting approximately 8.67% of the Shares outstanding.

The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 29,908,813 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2008 as reported in the Issuer's Quarterly Report, filed on May 12, 2008 on Form 10-Q, for the period ended March 31, 2008.

(b) By virtue of investment management agreements with each of CMS and CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,111,130 Shares held by CMSF and the 1,482,978 Shares held by CMAG. By virtue of his direct and indirect control of CGI, George E. Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. Accordingly, CGI and George E. Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 2,594,108 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have short economic exposure to 448,520 Shares through such contracts. Such contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the

CUSIP No. 398433102	Page 10 of 13 Pages

Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

CUSIP No. 398433102	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2008

CLINTON GROUP, INC.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Comptroller

CLINTON MULTISTRATEGY MASTER FUND, LTD.
By: Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Comptroller

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Comptroller

CLINTON LEXINGTON MASTER FUND, L.P.
By: Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Comptroller

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 398433102	Page 12 of 13 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

Schedule A is amended to include the following:

CLINTON MAGNOLIA MASTER FUND, LTD.

Jane Fleming's citizenship, principal occupation and business address are set forth in the Schedule 13D.

Dennis Hunter's citizenship, principal occupation and business address are set forth in the Schedule 13D.

Roger Hanson's citizenship, principal occupation and business address are set forth in the Schedule 13D.

CUSIP No. 398433102	Page 13 of 13 Pages

SCHEDULE B

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS DURING

THE PAST 60 DAYS

CMSF

Equity
	Trade Date	Shared Purchased (Sold)	Price Per Share ($)

	5/13/08	(50,000)	9.28

	6/24/08	(50,000)	8.99

Options

	6/19/08	(25,000)	0.56

4% Convertible
Bonds maturing
on July 2023
	5/7/08	1,000,000 (Cover)	113.00

	5/8/08	1,000,000 (Cover)	110.95

CMAG

Equity

	6/13/08	(11,000)	7.92

	6/24/08	(10,000)	9.10

	6/24/08	10,900	9.00

	6/24/08	(50,000)	8.99

Options

	6/19/08	(35,000)	0.56